AGREE REALTY CORPORATION
31850 Northwestern Highway
Farmington Hills, Michigan  48334

November 13, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 4561
Washington, DC 20549

Attn:	Ms. Karen J. Garnett

Re:	Agree Realty Corporation (the “Company”)
Registration Statement on Form S-3
File No. 333-161520

Ladies and Gentlemen:

The Company hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. on November 16, 2009, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company confirms that no revisions were needed to be made to the Registration Statement to reflect responses to the Commission’s comments issued related to the Company’s periodic reports.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeffrey M. Sullivan of DLA Piper LLP (US) with any questions or comments at (919) 786-2003.  Thank you for your assistance with this filing.

/s/ Kenneth R. Howe
Name:	Kenneth R. Howe
Title:	Vice President, Finance and Secretary